PowerShares Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, Illinois 60187

August 15, 2008

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:

PowerShares Exchange-Traded Fund Trust—Request for Withdrawal of Post-Effective Amendment Nos. 100, 107, 110, 113, 117, 120, 123, 126, 129, 132, 135, 139, 143, 146, 149, 154, 162, 164, 168, 173, 179, 188, 192 and 198  to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-102228 and 811-21265)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), PowerShares Exchange-Traded Fund Trust (the “Trust” or the “Registrant”) hereby requests withdrawal of the following Post-Effective Amendments  (the “Amendments”), relating to the Autonomic Allocation Research Affiliates Portfolio, the PowerShares India Tiger Portfolio and the PowerShares NASDAQ Dividend Achievers Portfolio (the “Funds”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-102228 and 811-21265).

Post-Effective Amendment No.	Filing Date	Accession Number
100	November 28, 2006	0001104659-06-078103
107	December 20, 2006	0001047469-06-015151
110	January 10, 2007	0001104659-07-001864
113	January 31, 2007	0001104659-07-006145
117	February 20, 2007	0001104659-07-012284
120	March 20, 2007	0001104659-07-020688
123	April 19, 2007	0001104659-07-029398
126	May 18, 2007	0001104659-07-041308
129	June 15, 2007	0001104659-07-047948
132	July 13, 2007	0001104659-07-053843
135	August 10, 2007	0001104659-07-061323
139	September 10, 2007	0001104659-07-067891
143	October 10, 2007	0001104659-07-074133
146	November 9, 2007	0001104659-07-081515
149	December 7, 2007	0001104659-07-087596
154	January 4, 2008	0001104659-08-000570
162	February 1, 2008	0001104659-08-006454
164	February 8, 2008	0001104659-08-008447
168	February 29, 2008	0001104659-08-014096
173	March 28, 2008	0001104659-08-020643
179	April 25, 2008	0001104659-08-026805
188	May 23, 2008	0001104659-08-035689
192	June 20, 2008	0001104659-08-041115
198	July 18, 2008	0001104659-08-046384

The Registrant is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Funds.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact Clifford R. Cone at (212) 878-3180. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust

By:	/s/ Harold Bruce Bond
Harold Bruce Bond
Chairman and CEO